UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Final Amendment)
MVC Capital, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

553829102
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 553829102
1	NAMES OF REPORTING PERSONS. Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,085,000 (See Item 2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,085,000 (See Item 2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,000 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

Explanatory Notes

Introduction

   This Final Amendment to Schedule 13D ("Final Amendment to Schedule 13D"), amends Amendment No. 3 to Schedule 13D filed by Israel A. Englander ("Mr. Englander" or the "Reporting Person") on December 1, 2005 ("Amendment No. 3 to Schedule 13D") with respect to Mr. Englander’s deemed beneficial ownership of the common stock, par value $0.01 per share ("Common Stock") of MVC Capital, Inc., a Delaware corporation (the "Issuer"). The Issuer’s principal executive offices are located at 287 Bowman Avenue, 2nd Floor, Purchase, New York, 10577.

   This Final Amendment to Schedule 13D is being filed to report a material change in the number of shares of the Issuer’s Common Stock deemed to be beneficially owned by Mr. Englander since the filing of Amendment No. 3 to Schedule 13D. This Final Amendment to Schedule 13D amends and restates Items 2, 3 and 5.

Item 2.      Identity and Background.

   (a)-(c), (f).  This Final Amendment to Schedule 13D is being filed by Mr. Englander, a United States citizen.

   As of the close of business on June 29, 2010, Mr. Englander may be deemed to be the beneficial owner of 1,085,000 shares of the Issuer’s Common Stock. The shares of the Issuer’s Common Stock that Mr. Englander may be deemed to beneficially own are held by ICS Opportunities, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("ICS Opportunities") (362,323 shares), Millennium Global Estate LP, a Delaware limited partnership ("Millennium Global Estate") (23,665 shares), Millennium USA LP, a Delaware limited partnership ("Millennium USA") (318,884 shares), Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") (10,128 shares) and Millennium International, Ltd., an exempted limited company organized under the laws of the Cayman Islands, ("Millennium International") (370,000 shares). Mr. Englander is the managing member of Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), which serves as the general partner of the 100% shareholder of ICS Opportunities. Millennium Management is also the general partner of Millennium USA and of Millennium Partners. Mr. Englander is also the managing member of Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), which serves as the general partner of the managing member of the general partner of Millennium Global Estate. Millennium International Management GP also serves as the general partner of the investment manager to Millennium International.

   The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares of the Issuer’s Common Stock held by ICS Opportunities, Millennium Global Estate, Millennium USA, Millennium Partners or Millennium International, as the case may be.

   The business address for Mr. Englander, ICS Opportunities and Millennium Partners is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium Global Estate and Millennium International is c/o Millennium International Management GP LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium International Management, Millennium International Management GP and Millennium Management is 666 Fifth Avenue, New York, New York 10103.

   (d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the 1,085,000 shares of the Issuer’s Common Stock that may be deemed to be beneficially owned by Mr. Englander was approximately $10,471,664, calculated on an average cost basis (excluding brokerage commissions) by account.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the close of business on June 29, 2010, Mr. Englander may be deemed to beneficially own 1,085,000 shares of the Issuer’s Common Stock, which are held by ICS Opportunities, Millennium Global Estate, Millennium USA, Millennium Partners and Millennium International (See Item 2). Such shares represent in the aggregate approximately 4.5% of the outstanding shares of Issuer’s Common Stock. The calculation of the foregoing percentage is on the basis of 24,297,087 shares of the Issuer’s Common Stock outstanding as of June 1, 2010 as per the Issuer’s Form 10-Q dated June 1, 2010.

   (b)  Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 1,085,000 shares of the Issuer’s Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares of the Issuer’s Common Stock held by ICS Opportunities, Millennium Global Estate, Millennium USA, Millennium Partners and Millennium International.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock effected during the past 60 days. All such transactions in the Issuer’s Common Stock were effected by ICS Opportunities in the open market.

   (d)  ICS Opportunities, Millennium Global Estate, Millennium USA, Millennium Partners and Millennium International have the right to receive dividends and proceeds from the sale of applicable shares of the Issuer’s Common Stock. Millennium Management, Millennium International Management and Millennium International Management GP have the right to direct the receipt of dividends from, or the proceeds from the sale of shares of the Issuer’s Common Stock.

   (e)  On June 22, 2010, Mr. Englander ceased to own shares that could be deemed to constitute beneficial ownership in excess of 5% of the Issuer’s Common Stock. However, the relevant date of event for this Final Amendment to Schedule 13D is June 25, 2010, as it is the date on which a material change in the number of shares of the Issuer’s Common Stock deemed to be beneficially owned by Mr. Englander occurred.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2010

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
6/14/2010	(7,600)	13.3678
6/14/2010	(22,800)	13.3678
6/15/2010	(38,672)	13.4253
6/15/2010	(12,891)	13.4253
6/16/2010	(49,575)	13.407
6/16/2010	(16,525)	13.407
6/17/2010	(15,000)	13.2729
6/17/2010	(5,000)	13.2729
6/18/2010	(150)	8.55
6/18/2010	(265)	8.55
6/18/2010	(24,303)	13.1175
6/18/2010	(9,897)	13.1175
6/18/2010	(11,400)	13.1175
6/21/2010	(1,350)	13.1579
6/21/2010	(9,900)	13.1579
6/21/2010	(3,750)	13.1579
6/22/2010	(1,145)	13.1079
6/22/2010	(17,905)	13.1079
6/22/2010	(6,350)	13.1079
6/23/2010	(2,070)	13.0183
6/23/2010	(32,430)	13.0183
6/23/2010	(11,500)	13.0183
6/24/2010	(324)	13.0886
6/24/2010	(5,076)	13.0886
6/24/2010	(1,800)	13.0886
6/25/2010	(4,440)	13.0208
6/25/2010	(23,310)	13.0208
6/25/2010	(9,250)	13.0208
6/28/2010	(1,656)	13.0571
6/28/2010	(25,944)	13.0571
6/28/2010	(9,200)	13.0571
6/29/2010	(1,425)	13.0182
6/29/2010	(475)	13.0182

Note:  All of the above transactions were effected by ICS Opportunities in the open market.